SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 10 to 12 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 30, 2023, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0903 (EUR 0.9172 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2022

The following information is primarily derived from KfW’s press release and related press conference of January 31, 2023 announcing selected preliminary results for the full year ended December 31, 2022. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2022 at the end of March 2023.

KfW Group’s total assets increased by 0.8% or EUR 4.3 billion, from EUR 550.71 billion as of December 31, 2021 to EUR 554.9 billion as of December 31, 2022. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 3.4%, or EUR 23.3 billion, to EUR 709.9 billion as of December 31, 2022 from EUR 686.62 billion as of December 31, 2021.

KfW expects its group operating result before valuation and promotional activity for 2022 to be in line with its positive financial performance for the first three quarters of 2022. The group’s operating result before valuation and promotional activity is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses relating to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2022, compared to the corresponding period in 2021.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2022 (1)	2021	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	64,839	72,980	-11
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	69,970	9,465	>100
KfW Capital	1,259	502	>100
Export and project finance (KfW IPEX-Bank)	18,120	13,644	33
KfW Entwicklungsbank	10,931	8,611	27
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,644	1,534	7
Financial markets	415	527	-21

Total promotional business volume (2) (3)	166,938	107,050	56

*	Amounts in the table may not add up due to rounding differences.
(1)	Preliminary and unaudited.
(2)

Total promotional business volume for the full year ended December 31, 2022 has been adjusted for commitments of EUR 241 million, compared to EUR 212 million for the corresponding period in 2021, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

[1]	The previous year’s figure was adjusted due to a methodological change in deferred tax accounting.
[2]	The previous year’s figure was adjusted due to a methodological change in deferred tax accounting.

In 2022, KfW’s total promotional business volume amounted to EUR 166.9 billion, compared to EUR 107.1 billion in 2021. The high promotional business volume in 2022 was primarily driven by an increase in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients due to Russia’s invasion of Ukraine.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 64.8 billion in 2022, compared to EUR 73.0 billion in 2021. This decrease was attributable to lower commitments in Private Clients, which declined to EUR 31.7 billion in 2022, compared to EUR 43.4 billion in 2021, due to more stringent application criteria with respect to the program Federal Funding for Efficient Buildings (BEG) and overall weaker demand for real estate financing in light of higher interest rates. The decrease in commitments in Private Clients was partially offset by higher commitments in SME Bank, driven by higher commitments of EUR 7.1 billion under the KfW Renewable Energy Program in 2022, compared to EUR 3.9 billion in 2021, and higher commitments of EUR 10.6 billion under the program Federal Funding for Efficient Buildings (BEG) in 2022, compared to EUR 5.5 billion in 2021.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 70 billion in 2022, compared to EUR 9.5 billion in 2021. As explained above, the high promotional business volume in 2022 was driven by an increase in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients due to Russia’s invasion of Ukraine. As previously disclosed, these loan commitments were made under special mandates by the Federal Government and amounted to EUR 54.2 billion as of December 31, 2022. For more information see “—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special Mandates of the Federal Government” below.

Commitments related to KfW Capital amounted to EUR 1.3 billion in 2022, compared to EUR 0.5 billion in 2021.

Commitments in KfW’s Export and project finance business sector amounted to EUR 18.1 billion in 2022, compared to EUR 13.6 billion in 2021. This increase was due to higher commitments in almost every sector (except for Maritime industries), and in particular in the sectors Industries and services, Aviation, mobility and transport and Basic industries.

Commitments related to KfW Entwicklungsbank amounted to EUR 10.9 billion in 2022, compared to EUR 8.6 billion in 2021. This increase was mainly driven by higher commitments with respect to Financial Cooperation Standard Loans / Grants (FZ-Standardkredite/Zuschüsse) and Financial Cooperation Development Loans (FZ-Entwicklungskredite).

Commitments of DEG amounted to EUR 1.6 billion in 2022, compared to EUR 1.5 billion in 2021.

Commitments in KfW’s Financial Markets business sector amounted to EUR 415 million in 2022, compared to EUR 527 million in 2021. All commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio.

Sources of Funds

For 2022, the volume of funding raised by KfW in the capital markets to refinance its promotional business totaled EUR 89.4 billion, of which 65% was raised in euro, 19% in U.S. dollar and the remainder in eleven other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under special mandates of the Federal Government, KfW, as previously disclosed, has had access to an additional source of financing through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in 2022 totaled EUR 31.6 billion, of which EUR 11.8 billion related to the KfW Special Program and EUR 19.8 billion related to the support of companies in the energy sector.

Other Recent Developments

Funding Volume for 2023

KfW has announced that it expects its volume of long-term funding to be raised in the capital markets in 2023 to be in a range of EUR 80 billion to EUR 85 billion.

Impact of Russia’s Invasion of Ukraine on KfW

Special mandates of the Federal Government. Against the background of rising energy prices and their impact on the stability of the relevant infrastructure in Germany, the Federal Government has requested that KfW engage in a number of activities under special mandates in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) with full protection of KfW. These activities are being, or will be, carried out at the Federal Republic’s economic risk.

Since the filing of KfW’s 18-K/A No.2 for 2021 on November 10, 2022, the credit facility to SEFE Securing Energy for Europe GmbH (formerly known as Gazprom Germania GmbH) was further increased on December 16, 2022 by EUR 2.0 billion to EUR 13.8 billion. On December 22, 2022 and as requested by the Federal Republic, KfW sold and assigned loan receivables under this credit facility in the amount of EUR 6.3 billion to the Federal Republic and was reimbursed by the Federal Republic for all costs and expenses in connection with the sale and transfer. As a result, as of December 22, 2022, KfW’s credit facility to SEFE Securing Energy for Europe GmbH amounted to EUR 7.5 billion, with a loan term until June 14, 2028.

Furthermore, the Federal Government mandated KfW to act as paying agent in connection with compensatory payments to utility companies for loss of revenues owed to such companies by the Federal Government in connection with two recently passed legislative acts aimed at reducing the burden of high energy costs for end consumers of natural gas and district heating. KfW’s role in making the compensatory payments is strictly limited to the payments’ disbursement, with the Federal Government providing KfW with the funds necessary to make such payments in advance. For more information on the Federal Government’s most recent measures taken in response to Russia’s invasion of Ukraine, including the legislative acts mentioned in the foregoing, see “The Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine.”

Depending on further developments with respect to Russia’s invasion of the Ukraine and related matters, the Federal Government may request KfW to engage in further activities under special mandates at any time.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2021	0.0	1.2
1st quarter 2022	0.8	3.6
2nd quarter 2022	0.1	1.6
3rd quarter 2022	0.5	1.4
4th quarter 2022	-0.2	1.1

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.2% in the fourth quarter of 2022 compared to the third quarter of 2022 after adjustment for price, seasonal and calendar variations. After the German economy managed to perform well despite difficult conditions in the first three quarters of 2022, economic performance decreased slightly in the fourth quarter of 2022. In the fourth quarter of 2022, private consumption expenditure, in particular, declined compared to the third quarter of 2022.

Compared to the fourth quarter of 2021, price-adjusted GDP in the fourth quarter of 2022 increased by 0.5%, and price- and calendar-adjusted GDP by 1.1%.

Despite of rising food and energy prices, material and labor shortages and the consequences of both the Ukraine war and the ongoing COVID-19 pandemic, the German economy overall managed to perform well in 2022, with price-adjusted GDP in 2022 being 1.8% higher than in 2021 according to the second GDP estimate of the Federal Statistical Office published on January 30, 2023. This represents a slight downward revision compared to the preliminary calculations of the Federal Statistical Office published on January 13, 2023. GDP in 2022 also ended up being 0.6% higher than in 2019, the year before the COVID-19 pandemic.

Household consumption expenditure was the main driver of economic growth in Germany during 2022. In 2022, price-adjusted household final consumption expenditure increased by 4.6% compared to 2021, almost reaching the pre-COVID-19 level of 2019, due to catch-up effects after nearly all COVID-19 restrictions had been lifted in the spring of 2022. In 2022 households in particular spent more on restaurant and accommodation services as well as on recreation, entertainment and culture than in 2021. There was a 1.1% increase of government final consumption expenditure in 2022 compared to 2021, which was relatively moderate after two years of higher than normal government spending due to the COVID-19 pandemic. Despite the decrease in government expenditure to fight the COVID-19 pandemic, however, the Federal Government had to spend more in order to provide food and accommodation for persons leaving Ukraine and other countries to seek protection in Germany.

Gross fixed capital formation in construction was down a price-adjusted 1.6% in 2022 compared to 2021 as building and housing construction was affected by a lack of building materials and a shortage of skilled workers. This negative trend of gross fixed capital formation in construction was reinforced in the course of 2022 by an increasing number of cancellations of orders for commercial and private building projects as construction prices remained high and interest rates in construction rose. In contrast, gross fixed capital formation in machinery and equipment increased a price adjusted 2.5% in 2022 compared to 2021.

Compared to 2021, foreign trade increased in 2022 despite high price increases, with German exports of goods and services up a price-adjusted 3.2%, while imports increased more strongly by a price-adjusted 6.7%. Accordingly, the balance of exports and imports had a downward effect on GDP growth.

In 2022, the total price adjusted gross value added rose by 1.8%, when compared to 2021, with some industries benefiting from catch-up effects after almost all COVID-19 restrictions were lifted in the course of 2022, while others suffered from material and skilled labor shortages. A particularly strong increase of 6.3% was recorded for other services, which include the creative and entertainment industries. Transport as well as accommodation and food services also profited from the lifting of COVID-19 restrictions. The information and communication sector continued on its long-term growth path, recording a considerable increase of 3.6% in 2022, after a slowdown in 2020, the first year of the COVID-19 pandemic. In construction, which had fared comparatively well during the COVID-19 pandemic, material and skilled labor shortages, high construction costs and worsening financing conditions led to a decline in gross value added of 2.3%. High energy prices and the continued limited availability of intermediate products impaired economic performance in manufacturing, which only increased by 0.2% in 2022. Similar to 2021, manufacturing was affected by interruptions in worldwide supply chains, especially in the first half of 2022, with the situation being further aggravated by the soaring energy prices as a consequence of the war in Ukraine.

Source: Federal Statistical Office, Gross domestic product up 1.9% in 2022, press release of January 13, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_020_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2022 down 0.2% on the previous quarter, press release of January 30, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_037_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4
May 2022	0.9	7.9
June 2022	0.1	7.6
July 2022	0.9	7.5
August 2022	0.3	7.9
September 2022	1.9	10.0
October 2022	0.9	10.4
November 2022	-0.5	10.0
December 2022	-0.8	8.6

Consumer prices in Germany rose by 7.9% in 2022 on an annual average basis compared with 2021, mainly driven by extreme price rises for energy and food products since the start of the war in Ukraine. In 2021 the annual average inflation rate had been 3.1%. Monthly inflation rates (i.e., the percentage change of the consumer price index compared to the same month in the previous year) were high through the entire year of 2022 and reached the 10-percent threshold in September 2022. The highest rate was measured in October 2022 (+10.4%). The unusually high monthly inflation rates observed in 2022 were partly mitigated by governmental relief measures, such as the 9-euro ticket for public transport, the fuel discount, the abolishment of the EEG surcharge, the reduction of VAT on gas and district heating and the December immediate assistance relating to gas and district heating invoices for the month of December 2022.

The prices of energy products increased notably by 34.7% in 2022 compared to 2021, following a 10.4% increase in 2021. In 2022, consumers had to pay considerably more for household energy (+39.1%). The prices of household energy sources, such as heating oil, (+87.0%), natural gas (+64.8%) and electricity (+20.1%), rose significantly even though relief measures taken by the Federal Government temporarily reduced the increase in energy prices over the course of 2022. Motor fuel prices increased by 26.8%. Food prices also rose markedly by 13.4% in 2022 compared with 2021, with all food groups being affected by price increases on an annual average basis. Edible fats and oils prices rose by 36.2%, dairy product and egg prices increased by 19.7%, meat and meat product prices increased by 14.6% and the price of bread and cereals increased by 13.5%, when compared to 2021.

The prices of goods (total) were up 13.5% on an annual average in 2022 compared to 2021 as a result of higher prices for non-durable consumer goods, such as energy products and food (+18.0%). The prices of services (total) increased by 2.9% in 2022 compared with 2021. Excluding energy, the annual average rate of price increase in 2022 would have been 4.9%. Excluding energy and food, the annual average rate of price increase in 2022 would have been 4.0%, which is just about half the overall inflation rate in 2022.

Overall, consumer prices increased by 8.6% in December 2022 compared to December 2021, after a 10.0% increase in November 2022 compared to November 2021. In December 2022, the rise in energy prices slowed to 24.4% after amounting to 38.7% in November 2022. A major reason for the decline was the December immediate assistance, a measure under the third relief package of the Federal Government, as a result of which a significant portion of German households did not have to pay their monthly natural gas and district heating invoices for December 2022. As a consequence, the rate of price increase for natural gas (+26.1%) was significantly lower in December 2022 than in the months before. District heating even cost 17.5% less than a year earlier. In November 2022, natural gas prices had increased by 112.2% and district heating prices by 36.6%, in each case compared to November 2021. The prices of other energy products also rose less strongly, with heating oil up by 45.0% and motor fuel by 8.9% year on year. Energy prices, however, were still 27.2% higher in December 2022 than in December 2021. Food prices did not ease either, increasing by 20.7% over the same period, with higher prices seen in all food groups in December 2022. Excluding food and energy prices, the inflation rate of December 2022 would have been 5.2%, when compared to December 2021. Excluding energy prices it would have stood at 6.8%.

In December 2022, the prices of goods (total) rose by 13.9% compared with December 2021. In addition to energy and food, consumer goods prices were up by 6.8%, including furniture and lighting equipment (+10.1%) and clothing (+5.1%). The prices of services (total) were up 3.9% in the same period, including net rents exclusive of heating expenses (+1.9%). Lower prices were observed for only a few services such as telecommunications (-1.2%).

Compared with November 2022, the consumer price index fell by 0.8% in December 2022. A major reason was the decrease in energy prices by 11.6% on a month earlier. Considerable price drops were seen for natural gas (-39.1%) and district heating (-39.6%) as a consequence of the December immediate assistance. The prices of heating oil (-12.1%) and motor fuel (-8.9%) eased as well, while electricity prices went up slightly (+0.4%). In addition, households again had to pay more for food (+0.8%). Rail tickets also became more expensive as a result of the annual adjustments of railway fares in December 2022 (+3.1%, including short-distance transport: +3.9%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change

(https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +7.9% in 2022, press release of January 16, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_022_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2021	3.0	3.2
January 2022	3.3	3.2
February 2022	3.2	3.1
March 2022	3.0	3.0
April 2022	3.2	3.0
May 2022	2.9	3.0
June 2022	2.9	3.0
July 2022	3.4	3.0
August 2022	3.1	3.0
September 2022	2.9	3.0
October 2022	2.9	3.0
November 2022	2.8	3.0
December 2022	2.8	2.9

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2021, the number of employed persons in December 2022 increased by approximately 435,000 or 1.0%. Compared to November 2022, the number of employed persons in December 2022 remained stable, after adjustment for seasonal fluctuations.

In December 2022, the number of unemployed persons decreased by approximately 95,000 or 7.2%, compared to December 2021. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2022 was 1.30 million, which was a slight decrease of 10,900 or 0.8% as compared to November 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, Employment up 1.0% year-on-year in December 2022, press release of January 31, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_040_132.html); Statistisches Bundesamt, Erwerbstätigkeit im Dezember 2022 um 1,0 % höher als im Vorjahresmonat, press release of January 31, 2023 (https://www.destatis.de/DE/Presse/Pressemitteilungen/2023/01/PD23_040_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – November 2022	January – November 2021
Trade in goods, including supplementary trade items	103.5	186.4
Services	-39.3	-3.6
Primary income	112.4	109.0
Secondary income	-56.4	-50.6

Current account	120.2	241.2

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of January 12, 2023 (https://www.bundesbank.de/resource/blob/887274/7f3e20845643a3d628844147f3a81ff8/mL/2023-01-12-zahlungsbilanz-anlage-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 101.6 billion in 2022 compared to EUR 134.3 billion in 2021. Government budget relief due to the lifting of COVID-19 measures was offset by government expenditures related to the energy crisis resulting from Russia’s invasion of Ukraine, including through relief packages to address soaring energy costs and to support consumers and businesses. The central government deficit (EUR 117.6 billion) was somewhat higher in 2022 than the deficit of general government, as state government, local government and social security funds each recorded small financial surpluses. Measured as a percentage of nominal GDP, the deficit ratio of general government for 2022 was 2.6%, which is substantially lower than in 2021 (3.7%) and 2020 (4.3%).

In its recently published annual economic report (Jahreswirtschaftsbericht 2023), the Federal Government estimates that the general government gross debt ratio was 66.8% of GDP in 2022. Furthermore, the Federal Government expects the general government deficit ratio and the gross debt ratio to rise temporarily in 2023 compared to 2022 due to the budgetary funds needed to finance the protective shield and the relief measures, before declining again from 2024 onwards. In addition, the Federal Government forecasts price-adjusted GDP growth in 2023 of 0.2%.

Sources: Federal Statistical Office, Gross domestic product up 1.9% in 2022, press release of January 13, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_020_811.html); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2023 (https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2023.pdf?__blob=publicationFile&v=8), pages 19, 85, 123.

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

In order to dampen the effect of the increase in energy costs for households and companies, two laws were recently passed providing for: (i) a one-off payment to consumers of their natural gas and district heating invoice through their utility companies in December 2022 (referred to as “December immediate assistance” in the foregoing); and (ii) supplemental monthly payments to companies (as of January 2023) and consumers (as of March 2023, with retroactive effect for January and February 2023) through their utility companies, initially until the end of 2023, but potentially to be extended until the end of April 2024, measured based on the difference between the contractually agreed natural gas or district heating price and corresponding maximum prices set by the Federal Government. The laws grant affected utility providers claims against the Federal Republic of Germany for compensatory payments in connection with these support payments to customers. For a description of KfW’s role in disbursing these compensatory payments to utility companies, see “KfW—Recent Developments — Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special mandates of the Federal Government”.

In December 2022, following approval by the European Commission under EU state aid rules, the Federal Government acquired approximately 99% of the share capital of energy company Uniper SE (“Uniper”) with a view to securing the energy supply in Germany. Unless otherwise approved by the European Commission, the Federal Government is obligated to reduce its stake in Uniper to a maximum of 25% plus one share by 2028 at the latest. The stabilization measure will be financed by the WSF, which, as previously disclosed, was reactivated in October 2022 and set up to alleviate the consequences of the energy crisis. Uniper provides critical energy infrastructure in Germany and plays a key role in the supply of electricity and natural gas. As a result of Russia’s invasion of Ukraine and the subsequent halt in the supply of Russian natural gas to Germany, Uniper faced existential difficulties, which resulted in the Federal Government deciding on support measures in July 2022, which were adapted to further developments in September 2022. In this context, Uniper had already received substantial support from KfW in the form of credit lines. Funds provided by KfW will now be substituted by equity and repaid in part.

Sources: Bundesministerium der Finanzen, Soforthilfe Dezember: Erdgaslieferanten und Wärmeversorger können Erstattungsanträge ab sofort stellen, press release of November 17, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/11/2022-11-17-erstattungsantraege-soforthilfe-dezember.html); Bundesministerium der Finanzen, Bundesministerium für Wirtschaft und Klimaschutz, Antragstellung für Erstattungsanträge der Versorger für Vorauszahlung der Gas- und Wärmepreisbremse startet, joint press release of January 9, 2023 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2023/01/2023-01-09-antragstellung-fuer-vorauszahlung-der-gas-und-waermepreisbremse-startet.html); Bundesministerium der Finanzen, Bundesministerium für Wirtschaft und Klimaschutz, Einstieg des Bundes bei Energieversorger Uniper SE vollzogen, joint press release of December 22, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/12/2022-12-22-einstieg-bund-bei-uniper-vollzogen.html).

EU Response to Russia’s Invasion of Ukraine

EU Member States are continuing to work together to address high energy prices and secure energy supplies for Europeans. Most recently, in December 2022, the EU energy ministers reached a political agreement on a proposal for a Council regulation establishing a market correction mechanism to protect citizens and the economy against excessively high natural gas prices. The regulation is a temporary emergency measure that aims to limit episodes of excessive natural gas prices that do not reflect world market prices, while ensuring security of energy supply and the stability of financial markets. The EU Member States have agreed that the mechanism will apply to month-ahead, three months-ahead and year-ahead derivative contracts as of February 15, 2023, and can be deactivated or suspended following pre-defined rules in the regulation.

Source: European Council, Council of the European Union, Energy prices and security of supply, accessed on January 30, 2023 (https://www.consilium.europa.eu/en/policies/energy-prices-and-security-of-supply/).

Monetary Policy

On December 15, 2022, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 50 basis points to 2.50% (main refinancing operations), 2.75% (marginal lending facility) and 2.00% (deposit facility). The Governing Council also announced that it expects to raise the key ECB interest rates further based on a substantial upward revision to the ECB’s inflation outlook. The three key ECB interest rates had been previously raised by 75 basis points in October 2022, by 75 basis points in

September 2022 and by 50 basis points July 2022. Furthermore, the Governing Council announced that interest rates will have to continue to rise significantly at a steady pace to reach levels that are sufficiently restrictive to ensure a timely return of inflation to the 2% medium-term target. According to the Governing Council, keeping interest rates at restrictive levels will over time reduce inflation by dampening demand and will also guard against the risk of a persistent upward shift in inflation expectations.

The Governing Council also stated that it will continue to reinvest, in full, the principal payments from maturing securities purchased under the asset purchase program (“APP”) until the end of February 2023. It also announced that it is preparing a set of principles aimed at normalizing the Eurosystem’s monetary policy securities holdings. From the beginning of March 2023 onwards, the APP portfolio will decline at a measured and predictable pace, as the Eurosystem no longer reinvests all of the principal payments from maturing securities. The decline is expected to amount to EUR 15 billion per month on average until the end of the second quarter of 2023 and its subsequent pace will be determined by the Governing Council over time. Further detailed parameters regarding the reduction of APP holdings will be decided upon during the Governing Council’s meeting in February 2023. Furthermore, the Governing Council stated that it will regularly reassess the pace of the APP portfolio reduction to ensure it remains consistent with its overall monetary policy strategy and stance, to preserve market functioning, and to maintain firm control over short-term money market conditions. With respect to the pandemic emergency purchase program (“PEPP”), the Governing Council stated that it intends to reinvest the principal payments from maturing securities purchased under the PEPP until at least the end of 2024. By the end of 2023, the Governing Council will also review its operational framework for steering short-term interest rates, which should provide information regarding the endpoint of the balance sheet normalization process.

Source: European Central Bank, Monetary policy decisions, press release of December 15, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp221215~f3461d7b6e.en.html).

Monetary Integration

On January 1, 2023, the Republic of Croatia became the 20th EU Member State to join the euro area.

Source: European Central Bank, Croatia (since 1 January 2023)

(https://www.ecb.europa.eu/euro/changeover/croatia/html/index.en.html).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), at the end of the week ending January 22, 2023 (“week 3”), reported data showed a continuing overall improvement in the epidemiological situation in the EU and the European Economic Area (“EU/EEA”). Pooled rates of case notification (all ages and among those aged 65 years and above), hospital admissions, and deaths related to COVID-19 have continued to decrease following the increases that were observed during December 2022 in both the general population and long-term care facilities. The ECDC noted that the quality of the data reported for early January 2023 may have been residually impacted by the end-of-year holidays. The vaccination rate in the population in EU/EEA countries has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total population in EU/EEA countries as of the end of week 3, 73.0% had been fully vaccinated, i.e., received a primary course of vaccinations, 54.7% had received a first booster dose and 13.9% had received a second booster dose, whereas 75.6% had received at least one vaccination dose.

In Germany, COVID-19 infection rates in week 3 have declined compared to the to the previous week. The number of persons with symptoms of an acute respiratory infection infected with COVID-19 are estimated to be in the range of 100,000 to 300,000. The share of infections attributable to the Omicron subline BA.5, which has been dominant in Germany since mid-June and has nearly replaced other virus variants, declined to 74% in the week ending January 15, 2023, while the share of certain subvariants of BA.5, classified as subvariants under monitoring by the World Health Organization, increased in the week ending January 8, 2023. At 5%, a significant increase in the recombinant XBB.1.5, which is widespread in the United States, was observed in Germany. The vaccination rate in the German population has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total German population, 76.4% had been fully vaccinated, 62.6% had received a first booster dose and 15.0% a second booster dose, whereas 77.9% had received at least one vaccine dose as of January 27, 2023.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 3 2023, produced on January 26, 2023 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), January 26, 2023 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2023-01-26.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of January 27, 2023 (https://impfdashboard.de/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: January 31, 2023